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Filed Pursuant to
Rule 424(b)(2)
Registration No. 333-71756

4,228,750 Shares of Common Stock
Underlying Common Stock Purchase Warrants and Stock Options

IMAGENETIX, INC.

        This prospectus updates our definitive prospectus dated July 26, 2002 and covers the resale of 4,228,750 shares of our common stock underlying common stock purchase warrants and stock options. The shares underlying all 4,228,750 common stock purchase warrants and stock options will be offered by our selling stockholders from time to time in open market transactions at prevailing market prices. To date, no such warrants or options have been exercised.

        Our common stock trades on the Electronic Bulletin Board under the symbol "IAGX." On August 8, 2003 the closing price of the common stock was $1.55 per share.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 5.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2003.

TABLE OF CONTENTS

About this Prospectus	3
Summary	3
Risk Factors	5
Forward-Looking Statements	7
Price Range of Common Stock	8
Use of Proceeds	8
Dilution	8
Capitalization	9
Selected Financial Data	9
Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Business	12
Management	19
Security Ownership of Executive Officers, Directors, And Beneficial Owners of Greater than 5% of Our Common Stock	22
Selling Stockholders	22
Related Party and Other Material Transactions	28
Description of Capital Stock	28
Shares Eligible for Future Sale	30
Experts	30
Legal Matters	30
Where You Can Find More Information	31
Financial Statements	F-1

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

        This summary highlights material information regarding our company and the offering contained in this prospectus. However, you should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

        We develop, formulate and market on a private label basis over-the-counter, natural-based nutritional supplements and skin care products. Our products are proprietary, often supported by scientific studies which we request and are offered through multiple channels of distribution, including direct marketing companies, also known as network marketing or multi-level marketing companies, and chain store retailers.

        A key part of our marketing strategy is our ability to provide to customers that distribute our products a "turnkey" approach to the marketing and distribution of our products. This turnkey approach provides our customers with all the services necessary to market our products, including developing specific product formulations, providing supporting scientific studies regarding the effectiveness of the product and arranging for the manufacture and marketing of the product.

        We currently sell over 60 products and formulations to businesses and organizations that market these products through multiple channels of distribution, including direct marketing companies, mass marketing companies, medical, health and nutritional professionals, medical newsletters and direct response radio and television.

        Our four largest customers, Nikken, Unicity Network, Integris and Neways accounted for 46%, 10%, 10% and 7%, respectively, of our net sales for the year ended March 31, 2003.

        Our management and key personnel have many years experience in developing and selling nutritional products to direct marketers, health food stores and mass market merchandisers.

History

        We were organized as a Nevada corporation in March 1988 under the name Capital Growth, Inc. and completed an initial public offering of our securities in 1989. Imagenetix, Inc. was incorporated in Colorado in July 1996 under the name Internet International Business Management, Inc. and changed its name to Imagenetix, Inc. in April 1999. In October 2000 we merged with Imagenetix, Inc. Under the terms of the merger, we issued 6,550,000 shares of our common stock and 3,315,000 common stock purchase warrants and stock options to the Imagenetix security holders to acquire all 6,550,000 shares of Imagenetix Inc.'s outstanding common stock, along with all of its stock options and common stock purchase warrants. Our principal executive offices are located at 16935 West Bernardo Drive, No. 101, San Diego, California 92127, and our telephone number is (858) 323-1688.

The Offering

Securities offered by our selling stockholders	4,228,750 shares of common stock underlying common stock purchase warrants and stock options
Securities outstanding prior to and after the offering	8,555,021 shares of common stock, which do not include shares issuable upon exercise of the 4,228,750 outstanding common stock purchase warrants and stock options
Use of proceeds
We will not receive any proceeds from the sale of the common stock underlying the warrants. Any proceeds we receive from the exercise of common stock purchase warrants or stock options will be added to our working capital.
Electronic Bulletin Board symbol	"IAGX"

Description of Selling Stockholders

        Through this prospectus, we are registering the resale of up to 4,228,750 shares of common stock underlying common stock purchase warrants and stock options held by the persons named under "Selling Stockholders."

SUMMARY FINANCIAL DATA

        The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

	Years Ended March 31,
	2003	2002
Net sales	$3,409,058	$4,443,742
Net profit (loss)	$(775,484)	$(256,037)
Net profit (loss) per share	$(.09)	$(.03)

Balance Sheet Data:

March 31, 2003
Working capital	$811,370
Total assets	$1,730,948
Total liabilities	$773,438
Stockholders' equity	$957,510

RISK FACTORS

        The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

We Have Lost Money the Last Two Years and May Continue to Do So.

        For the years ended March 31, 2002 and 2003, we reported net losses of $256,037 and $775,484, respectively. We may continue to lose money in the future.

There Is Only One Supplier for Celadrin(TM). If We Are Unable to Purchase Celadrin(TM) from This Supplier, Our Business Would Be Harmed.

        There is only one supplier for Celadrin™, which we use in approximately 70% of our products and which represented approximately 82% and 84% of our sales for the year ended March 31, 2002 and 2003, respectively. We rely upon Celadrin™ to expand our product lines and revenue in the future. If our Celadrin™ supplier goes out of business or elects for any reason not to supply us with Celadrin™, we would have to find another Celadrin(TM) supplier or suffer a significant reduction in our revenue.

We Rely upon a Limited Number of Customers the Loss of Which Would Reduce Our Revenue and Any Earnings.

        For the year ended March 31, 2003, our four largest customers accounted for 46%, 10%, 10% and 7% of our sales. The loss of any of these customers would significantly reduce our revenue and adversely affect our cash flow and earnings, if any.

We Rely upon Other Outside Suppliers and Manufacturers to Produce Our Products Which Could Delay Our Product Deliveries.

        All of our products are produced by outside manufacturers who process ingredients provided to them by our suppliers and with whom we have contracts. Our profit margins and our ability to deliver products on a timely basis are dependent upon these manufacturers and suppliers. Should any of these manufacturers or suppliers fail to provide us with product, we would be required to obtain new manufacturers and suppliers, which would be costly and time consuming and could delay our product deliveries.

Product Liability Claims Against Us Could Be Costly.

        Some of our nutritional supplements contain newly-introduced ingredients or combinations of ingredients, and we have little long-term health information about individuals consuming those ingredients. If any of these products were thought or proved to be harmful, we could be subject to litigation. Although we carry product liability insurance in the face amount of $1,000,000 per occurrence and $2,000,000 in the aggregate and require our suppliers and manufacturers to include us as insured parties on their product liability insurance policies, our coverage may not be adequate to protect us from potential product liability claims and costs of defense.

We Are Subject to Intense Competition from Other Nutritional Supplement Marketers Which Could Reduce Our Revenue and Profit Margins.

        Competition in the nutritional supplement market is intense. We compete with numerous companies that have longer operating histories, more products and greater name recognition and financial resources than we do. In order to compete, we could be forced to lower our product prices, which would reduce our revenue and profit margins.

We Are Highly Regulated, Which Increases Our Costs of Doing Business.

        We are subject to laws and regulations which cover:

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  the formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products;

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  the health and safety of food and drugs;

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  trade practice and direct selling laws; and

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  product claims and advertising by us; or for which we may be held responsible.

        Compliance with these laws and regulations is time consuming and expensive. Moreover, new regulations could be adopted that would severely restrict the products we sell or our ability to continue our business.

There Are Limitations on the Liability of Our Officers and Directors Which May Restrict Our Stockholders from Bringing Claims.

        Our Bylaws substantially limit the liability of our officers and directors to us and our stockholders for negligence and breach of fiduciary or other duties to us. This limitation may prevent stockholders from bringing claims against our officers and directors in the future.

Shares of Our Common Stock Which Are Eligible for Sale by Our Stockholders May Decrease the Price of Our Common Stock.

        We have 8,550,021 common shares outstanding, comprised of 2,000,000 shares which are freely tradeable and 6,555,021 shares which are restricted but may be sold at any time under Rule 144. We also may have outstanding up to 4,228,750 free trading shares which we are registering for resale hereby, following exercise of warrants and stock options. If our stockholders sell substantial amounts of our common stock, the market price of our common stock could decrease.

There is a Limited but Potentially Volatile Trading Market in Our Common Stock, Which May Adversely Affect Our Stock Price.

        Our common stock trades on the Electronic Bulletin Board. The Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make a market in particular stocks. There is a greater chance of market volatility for securities that trade on the Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

  •
  The lack of readily available price quotations;

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  The absence of consistent administrative supervision of "bid" and "ask" quotations;

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  Lower trading volume; and

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  Market conditions.

        There could be wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because Our Common Stock is Classified as "Penny Stock," Trading in it is Limited, and Our Stock Price Could Decline.

        Because our common stock falls under the definition of "penny stock," trading in our common stock is limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

        "Penny stocks" are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

        Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

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  A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

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  All compensation received by the broker-dealer in connection with the transaction;

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  Current quotation prices and other relevant market data; and

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  Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

        In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable "cooling off" periods prior to the commencement of this distribution.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that plan for or anticipate the future. These forward-looking statements include statements about the future of nutritional products, statements about our future business plans and strategies, and other statements that are not historical in nature. In this prospectus forward-looking statements are generally identified by the words "anticipate", "plan," "believe," "expect," "estimate," and the like. Although we believe that the forward-looking statements made in this prospectus are reasonable, because forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results to differ materially from those expressed or implied. For example, uncertainties that could affect the accuracy of forward-looking statements, besides the specific factors identified in the "Risk Factors" section of this prospectus, including the following:

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  Changes in general economic and business conditions affecting the nutritional supplement and personal care industries;

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  Changes in our business strategies; and

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  Market acceptance of our products.

PRICE RANGE OF COMMON STOCK

        Our common stock trades on the over-the-counter Electronic Bulletin Board of the NASD under the symbol "IAGX." The range of high and low bid quotations for our common stock during the quarters indicated is shown below. Prices are inter-dealer quotations as reported by the NASD and do not necessarily reflect transactions, retail markups, mark downs or commissions.

Quarter Ended:

	Bid
	High		Low
June 30, 2003		$1.26		$.66
March 31, 2003	$	..76	$	..56
December 31, 2002		$.81		$.52
September 30, 2002		$1.22		$.72
June 30, 2002		$1.28		$.85
March 31, 2002		$1.28	$	..69
December 31, 2001		$1.19		$.55
September 30, 2001		$.75		$.53
June 30, 2001		$1.25		$.75

        We have not declared any cash dividends on our common stock and do not intend to declare dividends in the foreseeable future. We intend to use our available funds for the development of our business. There are no material restrictions limiting, or likely to limit, our ability to pay dividends on our common stock.

        As of June 30, 2003, we had approximately 300 stockholders of record.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of our common stock being offered by the selling stockholders. Any proceeds we receive from the exercise of the 4,228,750 common stock purchase warrants and stock options will be added to our working capital.

DILUTION

        At March 31, 2003, the net tangible book value of our outstanding shares of common stock was $905,312, or $.11 per share, which is considerably less than our current market price. "Net tangible book value" per share represents the total amount of our tangible assets, less the amount of our liabilities, divided by the number of shares of common stock outstanding. "Dilution" is the difference between the price paid by a stockholder for our shares and the net tangible book value per share of our common stock at the time of purchase. This dilution could be substantial depending upon the price new investors pay for their shares after the date of this prospectus. In addition, our existing stockholders paid an aggregate of $2,273,756 in cash and services for their 8,555,021 shares, or $.27 per share, which is considerably less than our current market price.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2003.

March 31, 2003
Common Stock, no par value, 50,000,000 shares authorized, 8,555,021 shares outstanding	$8,555
Preferred Stock, no par value, 5,000,000 shares authorized, no shares outstanding	$-0-
Additional paid-in capital	$2,273,756
Accumulated deficit	$(1,324,801)

Total stockholders' equity	$957,510

SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

Statement of Operations Data:

	Years Ended March 31,
	2003	2002
Net sales	$3,409,058	$4,443,742
Net profit (loss)	$(775,484)	$(256,037)
Net profit (loss) per share	$(.09)	$(.03)

Balance Sheet Data:

March 31, 2003
Working capital	$811,370
Total assets	$1,730,948
Total liabilities	$773,438
Stockholders' equity	$957,510

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Preliminary Notes Regarding Forward-Looking Statements

        All forward-looking statements contained herein are deemed by us to be covered by and to qualify for the safe harbor protection provided by The Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Shareholders and prospective shareholders should understand that several factors govern whether any forward-looking statement contained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations, including plans and objectives relating to our products and future economic performance. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, future business decisions, and the time and money required to successfully complete development projects, all of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in any of the forward-looking statements contained herein will be realized. Based on actual experience and business developments, the impact of which may cause us to alter our marketing, capital expenditure plans or other budgets, which may in turn affect our results of operations in light of the other significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

        We develop, formulate and market on a private-label basis over-the-counter, natural-based nutritional supplements and skin-care products. Rather than market products directly to consumers, we market to business organizations who in turn market the products to consumers through their own private labels. Our products are primarily distributed through direct marketing companies and mass marketing companies.

Results of Operations

Year Ended March 31, 2003 Compared to March 31, 2002

        For the fiscal year ended March 31, 2003, net sales of $3,409,058 decreased $1,034,684, or 23%, compared to net sales of $4,443,742 for the fiscal year ended March 31, 2002. The decrease was primarily due to the reduction of orders from existing customers. Our strategy for future growth is to continue to focus on adding new customers in additional channels of distribution, such as mass market retailers, medical professionals and direct consumer response television and radio.

        During the fiscal year ended March 31, 2003, we experienced a decrease in the cost of goods sold as a percentage of sales, to 63% compared to 70% for the fiscal year ended March 31, 2002. The decrease in cost of goods sold reflects a higher sales mix for Celdrin™ related products, including our topical cream products, which have lower production costs.

        Selling, general and administrative expenses for the fiscal year ended March 31, 2003 were $1,957,044, compared to $1,544,591 for fiscal year ended March 31, 2002. The expense increase was due to a combination of additional product studies we sponsored and a $408,327 non-cash expense relating to the issuance of common stock purchase warrants.

        We had a net loss for the fiscal year ended March 31, 2003 of $775,484 compared to a net loss of $256,037 for the prior year ended March 31, 2002. Net loss per common share was $(.09) for the fiscal year 2003 compared to a net loss of $(.03) for 2002. The net loss for the year ended March 31, 2003 included a $408,327 non-cash expense associated with the issuance of common stock purchase warrants.

Year Ended March 31, 2002 Compared to March 31, 2001

        For the fiscal year ended March 31, 2002, net sales of $4,443,742 decreased $195,683, or 4%, compared to net sales of $4,639,425 for the fiscal year ended March 31, 2001. The decrease was primarily due to the timing of product launches by new and existing customers, which determines the timing of orders these customers place with us.

        During the fiscal year ended March 31, 2002, we experienced a decrease in the cost of goods sold as a percentage of sales, to 70% compared to 73% for the fiscal year ended March 31, 2001. The moderate decrease reflects a higher sales mix for Celadrin™ related products which have lower production costs.

        Selling, general and administrative expenses for the fiscal year ending March 31, 2002 were $1,544,591 compared to $1,601,806 for the fiscal year ended March 31, 2001. The expense decrease was due to decreased legal expenses and product development costs.

        We had a net loss for the fiscal year ended March 31, 2002 of $256,037 compared to a net loss of $360,235 for the year ended March 31, 2001. Net loss per common share was $(.03) for fiscal 2002 compared to a net loss per common share of $(.05) for 2001. The net loss included costs associated with the issuance of common stock purchase warrants and stock options which accounted for $203,656 of expense.

Liquidity and Capital Resources

        We have historically financed our operations through debt and equity financings.

        At March 31, 2003, we had cash holdings of $263,930, a decrease of $40,056 compared to March 31, 2002. Our net working capital position at March 31, 2003 was $811,370 compared to $1,119,042 as of March 31, 2002, which primarily reflected our loss for the year.

        We have a single source and exclusive supplier arrangement with our Celadrin™ supplier. We use Celadrin™ in approximately 70% of our products, representing approximately 84% of our sales for the year ended March 31, 2003. The interruption of raw material from this supplier would adversely affect our business and financial condition.

        Although our client base is growing, the loss of any of our four largest customers would have a material adverse effect on our revenue and earnings.

        We believe that our cash position is sufficient to fund our operating activitites for at least the next 12 months.

BUSINESS

Our Business

        We develop, formulate and market on a private label basis over-the-counter, natural-based nutritional supplements and skin care products. Our products are proprietary, often supported by scientific studies which we request and are offered through multiple channels of distribution including direct marketing companies, mass marketing companies, medical, health and nutritional professionals, medical newsletters and direct response radio and television.

        A key part of our marketing strategy is our ability to provide to customers that distribute our products a "turnkey" approach to the marketing and distribution of our products. Our "turnkey" approach provides:

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  Specific product formulations requested by our customers;

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  Scientific studies to support claims made for our products;

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  Assistance in complying with U.S. laws and regulations;

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  Assistance in obtaining foreign country regulatory approval for sale of our products;

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  Marketing materials and marketing assistance to support product sales; and

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  Manufacture of products with delivery directly to the customer.

        Following development of a new product, and on behalf of our customers, we:

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  Conduct and complete any scientific studies necessary for regulatory compliance;

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  Arrange for the manufacture of finished products to our specifications; and

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  Develop marketing tools and plans to promote product sales, including labels and graphic designs, promotional brochures and providing speakers to promote the products.

        Our management and key personnel have many years experience in developing and selling nutritional products to domestic and international marketers, including direct marketers, health food stores and mass market merchandisers.

        We currently sell over 60 products and formulations to businesses and organizations that market these products through multiple channels of distribution, including direct marketing companies, mass marketing companies, medical, health and nutritional professionals, medical newsletters and direct response radio and television. Our four largest customers, Nikken, Unicity Network, Integris and Neways, accounted for 46%, 10%, 10% and 7%, respectively, of our net sales for the year ended March 31, 2003.

Our Strategy

        We are a developer, formulator and supplier of natural-based products, designed to enhance human and animal health. We develop, formulate and private label over-the-counter topical creams, nutritional and skin care products marketed globally through multiple channels of distribution. Our strategy involves:

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  Continuing to develop innovative and proprietary nutritional and skin care products;

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  Continuing to offer "turnkey" services, including product development, regulatory compliance, manufacturing and marketing services, to assist our customers in quickly bringing new products to market;

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  Marketing our products internationally by assisting our customers in registering their products for sale in foreign countries.

        To date, we have completed the registration of over 25 products in foreign countries, including Japan, Australia, South Korea and Canada. Most of the products registered contain our proprietary Celadrin™ compound.

Industry Overview

        According to the Nutrition Business Journal, U.S. sales of nutritional supplements totaled approximately $17.7 billion in 2001, a 4% increase in sales from $17.0 billion in 2000.

        The dietary supplement industry is highly diversified and intensely competitive. It includes companies that manufacture, distribute and sell products that are generally intended to supplement our daily diets with nutrients that may enhance the body's performance and well-being. Dietary supplements include vitamins, minerals, herbs, botanicals, amino acids and compounds. Specific statutory provisions governing the dietary supplement industry were codified in the Dietary Supplement Health and Education Act. This act provides new statutory protections for dietary supplements and allows for statements that inform consumers of the effect dietary supplements have upon the structure or functions of the body.

        We expect that the following factors will contribute to the ongoing growth of the domestic nutritional supplement industry:

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  The aging of the American population, which is likely to cause increased consumption of nutritional supplements;

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  New product introductions in response to new research supporting the positive health effects of certain nutrients;

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  The nationwide trend toward preventative medicine resulting from rising health care costs;

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  Increased consumer interest in alternative health products such as herb-based nutritional supplements;

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  A heightened awareness of the connection between diet and health.

        Nutritional supplements are sold primarily through:

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  Mass market retailers, including mass merchandisers, drug stores, supermarkets and discount stores;

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  Health food stores;

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  Mail order companies; and

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  Direct sales organizations, including network marketing companies.

Products

        We offer a variety of specialized proprietary nutritional formulations, over-the-counter topical creams, and skin care products. Since beginning operations in February 1999, we have developed and sold over 60 products and formulations to businesses and organizations that market these private labeled products through multiple channels of distribution, including direct selling, sales to mass market retailers, direct response radio, nutritional newsletters, and medical care professionals. Our product formulations may be developed by our customers, co-developed by us and our customers, or developed exclusively by us for the customer.

        Our leading product is Celadrin™, a nutritional supplement compound comprised of a complex of fatty acid esters which plays a role in human and animal joint health and scientifically supported by our clinical studies. For the years ended March 31, 2003 and 2002, approximately 84% and 82%, respectively, of our revenue was generated from the sale of various formulations containing Celadrin™.

        A number of safety and efficacy studies have been conducted on Celadrin™'s principal composition, cetylated fatty acids. Studies have been presented at international scientific conferences, with one study being published in the August 2002 Journal of Pheumatology.

        We are conducting ongoing research to deteremine Celadrin™'s effects on the body, including any role it may play in providing support for the normal functioning of muscles and joints. We produce a wide range of formulas using cetylated fatty acid compounds and market these formulations through multiple distribution channels. To date, we have sold Celadrin™ formulations primarily to direct distribution companies which are also known as network marketing or multi-level sales companies. Many of our customers resell Celadrin™ and other formulated products under their own labels and trade names. We do not own or have any ownership interest in the labels or trade names under which these products are sold. Using multiple manufacturing processes to produce Celadrin™, we offer the product to our customers in soft gel capsule, tablet, two-piece capsules and topical cream forms.

        We use paid consultants who are medical doctors, scientific research consultants, independent scientific researchers and laboratories and universities to assist us in the development and testing of our products. We also have a clinical research consultant, Robert L. Hesslink, Jr. Sc.D., who offices with us, and consults with us on an active basis. Dr. Hesslink's background may be found under "Management-Consultants" below. We believe Celadrin™ will be our principal compound in the near future. We intend to expand the number of customers who use this compound in formulas and to develop other formulas for new customers.

        In addition to Celadrin™, which we sell in many formulations including an oral product, a cream, and as a pet product, we have also developed other natural based products designed to address specific health issues, including compounds and formulations involving a proprietary blend of fruit and vegetable extracts which represented approximately 8% of our sales for the year ended March 31, 2003.

Raw Materials and Manufacturing

        We develop and formulate proprietary, natural based, nutritional supplements, over-the-counter topical creams, and skin care products but do not manufacture any of these products. We currently purchase ingredients from suppliers for delivery to manufacturers chosen by us. We have an agreement with our sole supplier of Celadrin™ to purchase sufficient quantities of the compound to meet our anticipated needs through January 2007. We believe this agreement can be extended although we can give no such assurance. All other ingredients can be obtained from a number of suppliers, although the loss of any supplier could adversely affect our business.

        We use a number of manufacturers to combine ingredients furnished by our suppliers into our nutritional and skin care products. By outsourcing product manufacture, we eliminate the capital required to manufacture our own products and increase the flexibility of our manufacturing resources. We have written confidentiality and exclusivity agreements with key manufacturers and believe suitable replacement manufacturers are available. However, the loss of a manufacturer could adversely affect our business.

Marketing

        Since inception, we have marketed our products to clients in multiple channels of distribution with initial emphasis placed upon direct selling companies. Our marketing strategy consists of:

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  Continuing to offer our proprietary products to existing customers while seeking new customers, emphasizing those engaged in the direct selling and mass marketing of nutraceutical supplements and other nutraceutical products;

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  Continuing to assist our customers in designing new nutritional, topical, and skin care products using our formulations;

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  Continuing to design marketing materials, provide marketing spokespersons and offering other value added services to assist customers in expanding their sales of our product;

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  Developing and offering new products to direct marketing and mass marketing companies;

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  Offering products for distribution through medical and nutritional oriented professionals;

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  Offering products for distribution through direct response radio and television.

        We will continue to offer our customers a turn key approach to their product needs. This approach emphasizes providing the customer with the support necessary to allow them to sell our products, including providing the scientific studies required by U.S. and foreign regulators, tailoring our product formulations specifically for each customer, obtaining approvals in foreign countries for our customers to market there, providing full marketing support for the products, including product information, product descriptions and speakers to discuss products at customer conventions and seminars and arranging for manufacture and shipment of the products according to customer instructions. We currently sell to ten direct selling distribution companies and national distributors.

        In January 2003 we entered into a five-year agreement with Newport Bioceuticals, LLC under which we granted to Newport the exclusive right to sell certain Celadrin(TM) products through television infomercials under a private label which it has developed. To maintain its exclusive rights to market via television infomercials, Newport must meet certain monthly minimum purchases of infomercial air-time and minimum product purchases from us. The infomercials began airing in the third quarter of 2003.

Competition

        The nutritional supplement and skin care industries are large and intensely competitive. We compete generally with companies that manufacture and market competitive nutritional products in each of our product lines, including companies such as Twin Labs, Weider Nutrition, IVC Industries and Perrigo. We also compete with companies that supply nutritional products to direct distribution companies, such as DNF, Leiner Health, Natural Alternatives, Vitatech and Chemins. We also compete with companies that develop and sell skin care products, such as West Coast Cosmetics, CA Botana and Cosmetic Products International.

        Competitive factors in the nutritional supplement and skin care markets include product effectiveness, scientific validation, proprietary formulations, price, quality of products, reliability of product delivery and marketing services offered to customers. We believe we compete favorably with respect to each of these factors. Nevertheless, most of our competitors have longer operating histories, wider product offerings, greater name recognition and financial resources than do we. However, we believe our turnkey approach of offering our customers significant regulatory and marketing support, as well as unique, scientifically validated products, improves our competitive position.

Government Regulation

        In both the United States and foreign markets, we are subject to extensive laws and governmental regulations at the federal, state and local levels. For example, we are subject, directly or indirectly, to regulations pertaining to:

  •
  Dietary ingredients;

  •
  The manufacturing, packaging, labeling, promotion, distribution, importation, sale and storage of our products;

  •
  Product claims, labeling and advertising (including direct claims and advertising by us as well as claims in labeling and advertising by others, for which we may be held responsible);

  •
  Transfer pricing and similar regulations that affect the level of foreign taxable income and customs duties; and

  •
  Taxation, which in some instances may impose an obligation on us to collect taxes and maintain appropriate records.

        The dietary ingredients, manufacturing, packaging, storing, labeling, advertising, promotion, distribution and sale of our products are subject to regulation by one or more governmental agencies, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the Department of Agriculture, the Department of Customs, the Patent and Trademark Office, and the Environmental Protection Agency. Our activities are, or may be, regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed and/or sold. The FDA, in particular, regulates the ingredients, manufacture, packaging, storage, labeling, promotion, distribution and sale of foods, dietary supplements and over-the-counter drugs, such as those we distribute. We and our suppliers are required by FDA regulations to meet relevant current good manufacturing practice guidelines for the preparation, packing and storage of foods and drugs. The FDA has also published proposed rules for the establishment of good manufacturing practices for dietary supplements, but it has not yet issued a proposal rule. The FDA conducts unannounced inspections of companies that manufacture, distribute and sell dietary supplements, issues warning letters for rule violations found during these inspections and refers matters to the U.S. Attorney and Justice Department for prosecution under the Federal Food, Drug and Cosmetic Act. There can be no assurance that the FDA will not question our labeling or other operations in the future.

        The Dietary Supplement Health and Education Act revised the provisions governing dietary ingredients and labeling of dietary supplements. The legislation created a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, botanicals, other dietary substances to supplement the daily diet, and concentrates, metabolites, constituents, extracts, and combinations thereof. The legislation requires no federal pre-market approval for the sale of dietary ingredients that were on the market before October 15, 1994. Since cetylated fatty acids, the primary ingredient in Celadrin™, was on the market prior to October 15, 1994, we have not been required to provide the FDA with any proof as to safety or efficacy of Celadrin™. Dietary ingredients first marketed after October 15, 1994 may not be distributed or marketed in interstate commerce unless:

  •
  The manufacturer has proof that the dietary ingredient has been present in the food supply as an article used for food and in a form in which the food has not been chemically altered, or

  •
  The manufacturer supplies the FDA with proof to the FDA's satisfaction of the dietary ingredient's safety.

        Manufacturers and distributors of dietary supplements may include statements of nutritional support, including structure and function claims, on labels and in advertising if:

  •
  The claims are corroborated by "competent and reliable scientific evidence" consistent with FTC standards for advertising review;

  •
  The claims for labels and labeling are filed in a certified notice with the FDA no later than 30 days after first market use of the claims;

  •
  The manufacturer retains substantiation that the claims are truthful and non-misleading;

  •
  Each claim on labels and in labeling is cross-referenced by an asterisk to a mandatory FDA disclaimer.

        The majority of the products marketed, or proposed to be marketed, by us are classified as dietary supplements. In September 1997, the FDA issued regulations governing the labeling and marketing of dietary supplement products. The regulations cover:

  •
  The identification of dietary supplements and their nutrition and ingredient labeling;

  •
  The terminology to be used for nutrient content claims, health claims and statements of nutritional support, including structure and function claims;

  •
  Labeling requirements for dietary supplements for which "high potency" and "antioxidant" claims are made;

  •
  Notification procedures for statements of nutritional support, including structure and function claims, on dietary supplement labels and in their labeling;

  •
  Pre-market notification procedures for new dietary ingredients in dietary supplements.

        Dietary supplements are subject to federal laws dealing with drugs and regulations imposed by the FDA. Those laws regulate, among other things, health claims, ingredient labeling and nutrition content claims characterizing the level of nutrient in the product. They also prohibit the use of any health claim for dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. A federal court has ruled that the FDA must authorize health claims presented to the agency in health claims petitions unless they are inherently misleading and must rely on disclaimers to eliminate any potentially misleading connotation conveyed by a claim. The court also held that even claims not supported by significant scientific agreement must be allowed if disclaimers can correct misleading connotations.

        Prior to permitting sales of our products in foreign markets, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. The approval process generally would require us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. These approvals may be conditioned on reformulation of our products or may be unavailable with respect to certain products or certain ingredients. We must also comply with product labeling and packaging regulations that vary from country to country.

        The Federal Trade Commission, which exercises jurisdiction over the marketing practices and advertising of products similar to those we offer, has in the past several years instituted enforcement actions against several dietary supplement companies for deceptive marketing and advertising practices. These enforcement actions have frequently resulted in consent orders and agreements. In certain instances, these actions have resulted in the imposition of monetary redress requirements. Importantly, the commission requires that "competent and reliable scientific evidence" corroborate each claim of health benefit made in advertising before the advertising is first made. A failure to have that evidence on hand at the time an advertisement is first made violates federal law. While we have not been the subject to enforcement action for the advertising of its products, there can be no assurance that this agency will not question our advertising or other operations in the future.

        We believe we are in compliance with all material government regulations which apply to our products. However, we are unable to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These future changes could, however, require the reformulation or elimination of certain products; imposition of additional record keeping and documentation requirements; imposition of new federal reporting and application requirements; modified methods of importing, manufacturing, storing or distributing certain products; and expanded or different labeling and substantiation requirements for certain products and ingredients. Any or all of these requirements could harm our business.

Trademarks and Patents

        We received a trademark for "Celadrin" in February 2002.

        In March 2003 we filed a patent application for Genepril, seeking approval of claims for the prevention and treatment of various types of arthritis and other inflammatory joint diseases, as well as psoriasis, lupus and cardiovscular conditions. There can be no assurance that the patent application will be granted, or, if granted, that others may not develop compounds superior to Genepril.

Employees

        At March 31, 2003, we had eight full-time employees, including our executive officers.

Facilities

        We rent 5,768 square feet of office space at 16935 West Bernardo Drive, Suite 101 and 101A, San Diego, California 92127 under a three-year lease ending January 2006 for $16,875 per month.

Litigation

        We have been named as a defendant in a lawsuit alleging that one of our products containing ephedra caused injuries and damages to the plaintiff. We denied any alleged wrongdoing and intend to vigorously defend this lawsuit. Although ultimate liability cannot be determined at the present time, we believe that the amount of any such liability from this action will not have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers are as follows:

Name	Age	Position
William P. Spencer	50	Chief Executive Officer, President and Director
Debra L. Spencer	51	Secretary, Treasurer, Chief Financial Officer and Director
Patrick S. Millsap, Ph.D.	50	Vice President—Marketing
Derek C. Boosey	60	Vice President—International
Peter H. Antoniou, Ph.D.	42	Director

        The business experience of each of our executive officers and directors is set forth below.

        William P. Spencer has served as our president since January 1999. From January 1986 until December 1996, he served as chief operating officer, chief financial officer, and executive vice- president of Natural Alternatives International, Inc., a company engaged in the formulation and production of encapsulated vitamins and nutrients. He was president of NAI from December 1996 until October 1998 and was a director from January 1986 until October 1998. From 1976 to 1988, he was a regional vice president for San Diego Trust and Savings Bank. Mr. Spencer owns approximately 15% of the outstanding common stock of Integris, one of our larger customers. Integris is a network marketing company offering a variety of health oriented and other products and has been a customer of ours since early 1999. Mr. Spencer earned a B.S. degree in finance and an MBA degree from San Diego State University.

        Debra L. Spencer has served as our secretary and treasurer since March of 1999. Her responsibilities also include graphics layout and development of marketing material for our private label products. From 1994 to February 1999, she was a homemaker. From 1987 to 1993, she served as vice president, secretary and treasurer for Vitamin Direct, Inc., a consumer mail order vitamin company. At Vitamin Direct, she was responsible for developing marketing material, generating leads, and customer relations for over 25,000 Vitamin Direct customers.

        Patrick S. Millsap has served as vice-president of marketing since May 1999. From January 1990 until May 1999, he was employed by Natural Alternatives International, Inc. as a senior account manager. From 1988 to 1990, Dr. Millsap was director of marketing for Sonergy, Inc., a vitamin distributor. Dr. Millsap graduated in 1990 from San Diego State University with a B.A. degree in history. He received a certificate of international business from the University of San Diego in 1996 and earned a Ph.D. degree in philosophy from the University of Palmer Green, London, England in 2000.

        Derek C. Boosey has served as our vice-president—international since September 1999. From 1994 to September 1999, he was new business manager for National Alternatives International, Inc., and from 1990 to 1994 was director of marketing for Atheletics Canada. From 1984 to 1990, Mr. Boosey was a technical advisor to the Korean Ministry of Sports and a sports and marketing consultant for MKC International. He earned degrees in physical education from Keele University (England) and Opu University (England) and is the Senior Olympics world record holder in the triple jump in the age 55 to 60 class.

        Dr. Peter H. Antoniou joined our board in April 1999. He has been chief executive officer of Pomegranate International since he founded the company in 1986 as an international consulting firm specializing in educational programs, trade matching activities, and consulting assistance. Since 1994, he has also been an adjunct professor at the Graduate College of Business for U.S. International University, San Diego, California. From 1993 to the present, he has been an adjunct professor at the Executive MBA and the Undergraduate College of Business at CSU San Marcos, and from 1991 to the present, he has been an adjunct professor at the School of Business Administration at Mount St. Mary's College, Los Angeles, California. Dr. Antoniou earned a B.S. degree in 1981 in business administration and a Master's degree in international business administration in 1982 from the International University Europe, London, England. He received a Ph.D. degree in business administration in 1986 from the U.S. International University.

        Directors hold office for one year and until their successors are elected and duly qualified. William P. Spencer and Debra L. Spencer are married to each other.

Consultants

        Robert L. Hesslink, Jr. Sc.D., consults on and evaluates clinical research conducted on our products. Dr. Hesslink received his Doctorate of Science from the Department of Health Sciences at Boston University in 1987. Following his 1986 commission into the U.S. Navy Medical Services Corp., he was stationed at the Naval Medical Research Institute, Bethesda, MD from 1986 to 1990. During his tenure, Dr. Hesslink published research pertaining to cold water immersion and cold habituation in the Journal of Applied Physiology and the American Journal of Physiology. Dr. Hesslink has consulted for national and international companies on research projects directed at applied nutrition and physiology since 1990. He has coordinated over 20 studies in the last three years for academic institutions, including the University of Maryland School of Medicine, University of California, San Diego, Department of Animal Sciences, Ball State University, Human Performance Laboratory, University of Utah, Division of Food Sciences and Nutrition and the Uniform Services University of Health Sciences, Department of Military Medicine.

        Kenneth Cole serves as a speaker and marketing consultant to us. He is a dual Olympian in basketball, and as a coach, his teams won 13 national Australian titles. In 2000 Mr. Cole carried the Olympic torch in the Sydney torch relay and was awarded the Australian Sports Medal of Honor. Mr. Cole was appointed Secretary for the Australian Council for Health, Physical Education and Recreation in 1975. He is also an internationally recognized motivational speaker.

Executive Compensation

        We do not have employment agreements with any of our officers. We currently pay Mr. Spencer an annual salary of $90,000 and provide him with health insurance benefits. For the years ended March 31, 2003 and 2002, we paid Mr. Spencer total compensation of $61,691 and $60,000, respectively, all of which was salary. No bonuses, stock options or other forms of compensation were paid for services. No executive officer received compensation in excess of $100,000 for the year ended March 31, 2003 or 2002.

Stock Option Plan

        In August 2000 we adopted a Stock Option Plan (the "Plan") which provides for the grant of stock options intended to qualify as "incentive stock options" and "nonqualified stock options" (collectively "stock options") within the meaning of Section 422 of the United States Internal Revenue Code of 1986 (the "Code"). Stock options may be issued to any of our officers, directors, key employees or consultants.

        We have reserved 800,000 shares of common stock for issuance under the Plan, of which 650,000 options have been granted to executive officers, employees and consultants at prices ranging from $.86 to $2.00 per share. We intend to increase the number of shares reserved under the Plan to 1,200,000 shares in the near future. The Plan is administered by the full Board of Directors, who determine which individuals shall received stock options, the time period during which the stock options may be exercised, the number of shares of common stock that may be purchased under each stock option and the stock option price.

        The per share exercise price of incentive stock options may not be less than the fair market value of the common stock on the date the option is granted. The aggregate fair market value (determined as of the date the stock option is granted) of the common stock that any person may purchase under an incentive stock option in any calendar year pursuant to the exercise of incentive stock options will not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option, more than 10% of the total combined voting power of all classes of our stock is eligible to receive incentive stock options under the Plan unless the stock option price is at least 110% of the fair market value of the common stock subject to the stock option on the date of grant.

        No incentive stock options may be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the stock option may only be exercisable by the optionee. Except as otherwise determined by the Board of Directors, stock options may be exercised only if the stock option holder remains continuously associated with us from the date of grant to the date of exercise. The exercise date of a stock option granted under the Plan may not be later than ten years from the date of grant. Any stock options that expire unexercised or that terminate upon an optionee's ceasing to be employed by us will become available once again for issuance. Shares issued upon exercise of a stock option will rank equally with other shares then outstanding. No stock options will be granted by us at an exercise price less than 85% of the fair market value of the stock underlying the option on the date the option is granted.

Liability and Indemnification of Officers and Directors

        Our Articles of Incorporation provides that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors, other than the liability of a director for:

  •
  A breach of the director's duty of loyalty to our company or our stockholders;

  •
  Acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  Willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

  •
  Transactions from which the director derived an improper personal benefit.

        Our Articles of Incorporation require us to indemnify all persons whom we may indemnify pursuant to Nevada law to the full extent permitted by Nevada law.

        Our bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND
BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

        The following table sets forth certain information concerning our common stock ownership as of this date, by (1) each person who is known by us to be the beneficial owner of more than five percent of our common stock; (2) each of our directors; and (3) all of our directors and executive officers as a group. The address of each such stockholder is in care of us at 16935 West Bernardo Drive, Suite 101, San Diego, California 92127.

Name of Beneficial Owner	Amount of Beneficial Ownership(1)(2)	Percent of Ownership Before Offering
William P. and Debra L. Spencer(3)	3,050,000	22.9%
Dr. Peter H. Antoniou	15,000	* %
Gary J. McAdam(4)	2,766,483	20.7%
James Scibelli(5)	893,000	6.7%
All officers and directors as a Group (5 persons)	3,190,000	23.0%

*
Represents less than 1%

(1)
Reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2)
Includes stock options and common stock purchase warrants exercisable within 60 days from the date hereof.

(3)
Comprised of 2,800,000 shares and 250,000 stock options. William P. and Debra Spencer are husband and wife and are deemed to share beneficial ownership of these shares and options.

(4)
Comprised of 1,433,112 shares and 1,333,371 common stock purchase warrants, all of which are owned by entities controlled by Mr. McAdam.

(5)
Includes 325,000 shares and 568,000 common stock purchase warrants, all of which are owned by entities controlled by Mr. Scibelli.

SELLING STOCKHOLDERS

        We have outstanding and are registering by this prospectus an aggregate of 4,228,750 common stock purchase warrants and stock options outstanding, comprised of the following:

  •
  1,090,000 Class A warrants exercisable at $1.00 per share issued as consideration for loans advanced to us in 2000;

  •
  970,000 Class B warrants exercisable at $1.10 per share issued as consideration for loans advanced to us in 2000;

  •
  750,000 Class C warrants exercisable at $2.00 per share, issued as a part of a private placement of our securities in October 2000;

  •
  125,000 Class D warrants exercisable at $1.75 per share issued for consulting services;

  •
  250,000 Class E warrants exercisable at $.70 per share issued as additional consideration for a $1,000,000 credit facility;

  •
  650,000 stock options issued to employees, executive officers and consultants; and

  •
  393,750 warrants exercisable at $1.00 issued to our stockholders of record as of September 14, 2000.

        We are registering for resale the common stock underlying all of the above warrants and options. The Class A, Class B, Class C and Class D warrants expire in September 2005, and the Class E warrants expire in October 2006. The 393,750 warrants expire in September 2005. The Class A warrants may be called upon 30 days' notice to the warrant holders if our common stock trades at $3.00 per share or more for ten consecutive trading days. The Class B and Class E warrants may be exercised on a cashless basis but may not be called. The Class C and Class D warrants may be called on 30 days' notice to the warrant holders if our common stock trades at $6.00 per share or more for ten consecutive trading days. In order to call any of the warrants, we must have a current registration statement on file with the SEC covering the shares underlying the warrants.

        The following table sets forth the names of the selling stockholders and the number of shares of our common stock underlying the common stock purchase warrants and stock options held by each selling stockholder. We have not listed the names of our over 100 holders who were issued the 393,750 warrants as a pro rata dividend to our stockholders of record on September 14, 2000. None of these persons are officers, directors or 5% or greater stockholders.

        The following shares underlying the warrants and stock options may be offered from time to time by the selling stockholders named below. The selling stockholders are under no obligation to sell all or any portion of these shares of our common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        Only five of our selling stockholders are officers, directors or 5% or greater stockholders of our company. The position over the last three years of each such stockholder is footnoted below along with any material relationship between the stockholder and us over such three year period. The address of each selling stockholder is in care of our company at 16935 West Bernardo Drive, No. 101, San Diego, California 92127. Asterisks (*) indicate ownership of less than 1%.

Class A Warrantholders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Number of Shares To Be Owned Following The Offering	Percentage To Be Owned Following The Offering
Great Expectations Family Limited Partnership(1)	25,000	275,000	25,000	250,000	2.3%
1st Zamora Corporation	25,000	31,000	25,000	6,000	*
Barry C. Loder	11,250	73,125	11,250	61,875	*
David Nemelka(2)	25,000	62,500	25,000	37,500	*
Greg Pusey	26,250	170,625	26,250	144,375	1.7%
Gulfstream 1998 Irrevocable Trust	37,500	75,000	37,500	37,500	*
GJM Trading Partners, LTD(1)	380,000	1,440,000	380,000	1,060,000	12.5%
Mathis Family Partners, Ltd.	40,000	280,000	40,000	240,000	2.8%
Jeffrey B. McAdam	20,000	20,000	20,000	0	*
Patricia West Willox	10,000	15,000	10,000	5,000	*
James W. Toot	75,000	125,000	75,000	50,000	*
GM/CM Family Partners, Ltd.(1)	75,000	518,987	75,000	0	*
J Paul Consulting Corp.(3)	100,000	100,000	100,000	0	*
R.G. Securities LLC	15,500	15,500	15,500	0	*
MDB Capital	2,500	2,500	2,500	0	*
Pan American Capital Group	5,000	5,000	5,000	0	*
Edward H. Price	29,250	29,250	29,250	0	*
CKC Partners LTD	43,875	43,875	43,875	0	*
Michael J. Kirby	43,875	43,875	43,875	0	*
Lisa Kirby	100,000	100,000	100,000	0	*
Total Class A Warrants	1,090,000

Class B Warrantholders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Number of Shares To Be Owned Following The Offering	Percentage To Be Owned Following The Offering
GJM Trading Partners, LTD(1)	520,000	1,440,000	520,000	920,000	10.8%
James Scibelli(1)	150,000	893,000	150,000	743,000	8.7%
USA Ventures	20,000	20,000	20,000	0	*
Patricia West Willox	10,000	15,000	10,000	5,000	*
Robert McAdam	90,000	90,000	90,000	0	*
Milagro Investments, Inc.	5,000	5,000	5,000	0	*
J Paul Consulting Corp.	155,000	155,000	155,000	0	*
Laurie Roop	10,000	10,000	10,000	0	*
John LeFebvre	10,000	10,000	10,000	0	*
Total Class B Warrants	970,000

Class C Warrantholders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Shares To Be Owned Following The Offering	Number of Percentage To Be Owned Following The Offering
Gary A. Agron(3)	50,000	110,000	50,000	60,000	*
Zahra Abdollahi	10,000	30,000	10,000	20,000	*
Multi-National Consultants Grp—C/P Pan American Cap Grp., Inc.	25,000	75,000	25,000	50,000	*
Brasel Family Partners, Ltd.	22,500	67,500	22,500	45,000	*
Business Development Corp.	12,500	37,500	12,500	25,000	*
Benedetto Casale	15,000	45,000	15,000	30,000	*
Paul Dragul	10,000	30,000	10,000	20,000	*
Clifford Enten	5,000	15,000	5,000	10,000	*
Paul Ernst	5,000	15,000	5,000	10,000	*
Heather M. Evans	7,500	22,500	7,500	15,000	*
Fairway Capital Partners, LLC	10,000	10,000	10,000	0	*
Jeffrey W. Felton	7,500	22,500	7,500	15,000	*
Thomas A. Forti	10,000	10,000	10,000	0	*
Robert A. Germiquet	5,000	15,000	5,000	10,000	*
Great Expectations Family Ltd.
Partnership(1)	75,000	275,000	75,000	200,000	2.3%
Aaron A. Grunfeld	10,000	30,000	10,000	20,000	*
Heritage Oil Company	5,000	5,000	5,000	0	*
Arthur Kassoff Rev. Trust	10,000	30,000	10,000	20,000	*
Charles F. Kirby	10,000	10,000	10,000	0	*
Cynthia and Michael Kirby	5,000	5,000	5,000	0	*
Lisa Kirby	10,000	110,000	10,000	100,000	1.2%
Mark E. or Constance Massa	2,500	7,500	2,500	5,000	*
Mathis Family Partners, Ltd.	50,000	280,000	50,000	230,000	2.7%
Sharon McDonald	5,000	5,000	5,000	0	*
Michael O'Hare	10,000	10,000	10,000	0	*
J. J. Peirce	12,500	12,500	12,500	0	*
LTC David R. Plaza	2,500	2,500	2,500	0	*
Jeff P. Ploen(3)	25,000	75,000	25,000	50,000	*
Carol and Paul Rivello	22,500	22,500	22,500	0	*
Len H. Rothstein	12,500	37,500	12,500	25,000	*
Steven Schultz	10,000	30,000	10,000	20,000	*
R.A. Strahl	5,000	13,000	5,000	8,000	*
James W. Toot	25,000	75,000	25,000	50,000	*
Bonnie and Len Turano	7,500	7,500	7,500	0	*
Lawrence Underwood	12,500	37,500	12,500	25,000	*
James Scibelli(1)	77,500	893,000	77,500	815,500	9.5%
Andrew Benavides	2,500	7,500	2,500	5,000	*
GJM Trading Partners, LTD(1)	90,000	1,440,000	90,000	1,350,000	15.8%
USA Ventures	20,000	20,000	20,000	0	*
Patricia West Willox	10,000	15,000	5,000	10,000	*
Susan Santage	5,000	25,000	5,000	20,000	*
The Bailey Family Trust	12,500	37,500	12,500	25,000	*
David W. Mork	7,500	7,500	7,500	0	*
Nana B. Schov C/F Andreas B. Mork UTMA Co	7,500	7,500	7,500	0	*
Total Class C Warrants	750,000

Class D Warrantholders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Number of Shares To Be Owned Following The Offering	Percentage To Be Owned Following The Offering
James Scibelli(1)	100,000	893,000	100,000	793,000	9.3%
The Kabot Group, LLC	25,000	25,000	25,000	0	*
Total Class D Warrants	125,000

Class E Warrantholders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Number of Shares To Be Owned Following The Offering	Percentage To Be Owned Following The Offering
GJM Trading Partners, Ltd.(1)	125,000	1,440,000	125,000	1,315,000	15.4%
Roberts & Green, Inc.(1)	125,000	125,000	125,000	0	*
Total Class E Warrants	250,000

Stock Option Holders

Name	Number of Shares Underlying Warrants	Total Number of Shares Owned	Number of Shares Offered for Sale	Number of Shares To Be Owned Following The Offering	Percentage To Be Owned Following The Offering
William and Debra Spencer(4)(5)	175,000	3,175,000	175,000	3,000,000	35.1%
Derek Boosey(5)	115,000	165,000	115,000	50,000	*
Patrick Millsap(5)	30,000	285,000	30,000	255,000	3.0%
Yue Ling Chen	25,000	25,000	25,000	0	*
Jandra Thomas	40,000	65,000	40,000	25,000	*
Robert Hesslink	25,000	50,000	25,000	25,000	*
Michelle Posey	15,000	20,000	15,000	5,000	*
James Scibelli(1)	100,000	893,000	100,000	793,000	9.3%
Tony and Alicia Gwynn	100,000	100,000	100,000	0	*
Maurile C. Tremblay	25,000	55,000	25,000	30,000	*
Total Stock Options	650,000

(1)
5% or greater stockholder

(2)
Former 5% stockholder

(3)
Our securities counsel

(4)
Executive officers and directors

(5)
Directors

Plan of Distribution

        The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest may offer for resale will be sold from time to time in one or more of the following transactions:

  •
  Block transactions;

  •
  Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;

  •
  Privately negotiated transactions;

  •
  Through the writing of options on the shares;

  •
  Short sales; or

  •
  Any combination of these transactions.

        The sale price to the public in these transactions may be:

  •
  The market price prevailing at the time of sale;

  •
  A price related to the prevailing market price;

  •
  Negotiated prices; or

  •
  Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may only sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a post effective amendment to the registration statement of which this prospectus is a part. A post effective amendment is a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of securities is prohibited from bidding for, purchasing or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

        We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

        In 1999 William P. and Debra Spencer, officers, directors and principal shareholders of our company, loaned us $288,500 for operating expenses, evidenced by promissory notes bearing interest at 10% per annum. In 2000 the Spencers agreed to extend the notes until July 2002. In consideration of the extension of the notes, we issued to the Spencers in May 2001 options to purchase 225,000 shares of our common stock for $1.00 per share until September 2005. In March 2001 the Spencers reduced the amount due on the notes by $150,000 to reimburse us for expenses we advanced on their behalf. We repaid the loan in 2002.

        In October 2001 we entered into a line of credit agreement with Messrs. McAdam and Scibelli, two of our principal stockholders, under which they agreed to advance us up to $1,000,000 for working capital secured by our accounts receivables, inventory, property and equipment, and bearing interest at 12% per annum. As additional consideration for the line of credit, we issued to them a total of 250,000 Class E warrants exercisable at $.70 each until October 2006. At March 31, 2003 we owed $230,280 under the line of credit.

        William P. Spencer owns 15% of the outstanding tock of Integris, one of our larger customers. For the year ended March 31, 2003, Integris accounted for 10% of our sales.

        In July 2002 we entered into an exclusive supply and distribution agreement with ChiRx, Inc., a company in which Mr. McAdam is an officer and director and in which a family trust is a principal shareholder, and pursuant to which we granted ChiRx the exclusive right to market our Celdrin™ products through chiropractors worldwide for five years at prices set forth in a schedule to the agreement. GJM Trading Partners, Ltd., an entity controlled by Mr. McAdam, holds exclusive rights to market some of our products through certain e-commerce and chiropractic distribution channels.

        We believe that the above transactions were fair, reasonable and upon terms at least as favorable to us as those we might have obtained from unaffiliated third parties. In order to avoid potential conflicts of interest, all related party transactions must be approved by a majority of the disinterested members of our Board of Directors. With respect to Mr. Spencer's minority ownership of Integris, all contract negotiations and product pricing decisions are made by our Vice President of Marketing and approved by the disinterested member of our Board of Directors.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 50,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

        At March 31, 2003, there were 8,555,021 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

        Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        We are authorized to issue 5,000,000 shares of preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. There are no shares of Preferred Stock outstanding.

Warrants and Stock Options

        We have an aggregate of 4,228,750 common stock purchase warrants and stock options outstanding, comprised of the following:

  •
  1,090,000 Class A warrants exercisable at $1.00 per share issued as consideration for loans advanced to us in 2000;

  •
  970,000 Class B warrants exercisable at $1.10 per share issued as consideration for loans advanced to us in 2000;

  •
  750,000 Class C warrants exercisable at $2.00 per share, issued as a part of a private placement of our securities in October 2000;

  •
  125,000 Class D warrants exercisable at $1.75 per share issued for consulting services;

  •
  250,000 Class E warrants exercisable at $.70 per share issued as additional consideration for a $1,000,000 credit facility;

  •
  650,000 stock options issued to employees, executive officers and consultants; and

  •
  393,750 warrants exercisable at $1.00 per share to be issued to our over 100 stockholders of record as of September 14, 2000.

        We are registering for resale the common stock underlying all of the above warrants and options. The Class A, Class B, Class C and Class D warrants expire in September 2005, and the Class E warrants expire in October 2006. The 393,750 warrants expire in September 2005. The Class A warrants may be called upon 30 days' notice to the warrant holders if our common stock trades at $3.00 per share or more for ten consecutive trading days. The Class B and Class E warrants may be exercised on a cashless basis but may not be called. The Class C and Class D warrants may be called on 30 days' notice to the warrant holders if our common stock trades at $6.00 per share or more for ten consecutive trading days. In order to call any of the warrants, we must have a current registration statement on file with the SEC covering the shares underlying the warrants.

Limitation on Liability

        Our certificate of incorporation and bylaws provide that a director shall not be personally liable to us or our stockholders for any action taken or any failure to act to the full extent permitted under Nevada law. The effect of this provision is to eliminate our rights and the rights of our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior. This provision does not limit or eliminate any stockholder or us from seeking non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care or to seek monetary damages for (i) a violation of criminal law, (ii) unlawful payment of dividends or other distribution under Nevada law, (iii) a transaction in which a director derived an improper personal benefit, (iv) willful misconduct, or (v) reckless, malicious or wanton acts.

Dividends

        We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

        Interwest Securities, Inc., Salt Lake City, Utah, is our transfer and warrant agent.

SHARES ELIGIBLE FOR FUTURE SALE

        We have 8,555,021 common shares outstanding, comprised of 2,000,000 shares which are freely tradable shares and 6,555,021 shares which are restricted shares but may be sold under Rule 144 at any time. We also may have up to 4,228,750 shares outstanding which have been registered by this prospectus and may be issued upon exercise of our common stock purchase warrants and stock options.

        In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three month period, a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of our common stock; or

  •
  The average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

        Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

        Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

EXPERTS

        Our financial statements included in this prospectus as of and for the years ended March 31, 2002 and 2003 have been included in reliance on the reports of Pritchett Siler & Hardy, P.C., independent certified public accountants, given on the authority of this firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of our common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Englewood, Colorado. Mr. Agron owns approximately 60,000 shares of our common stock and 50,000 Class C warrants.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a post-effective amendment to our registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Imagenetix, Inc., and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. We are required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

IMAGENETIX, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

IMAGENETIX, INC. AND SUBSIDIARY

INDEPENDENT AUDITORS' REPORT

Board of Directors
 IMAGENETIX, INC. AND SUBSIDIARY
San Diego, California

We have audited the accompanying consolidated balance sheet of Imagenetix, Inc. and Subsidiary at March 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the consolidated financial position of Imagenetix, Inc. and Subsidiary as of March 31, 2003, and the results of their operations and their cash flows for the years ended March 31, 2003 and 2002, in conformity with generally accepted accounting principles in the United States of America.

PRITCHETT, SILER & HARDY, P.C.

June 20, 2003
Salt Lake City, Utah

IMAGENETIX, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

March 31, 2003
ASSETS
CURRENT ASSETS:
Cash	$263,930
Accounts receivable, net	615,412
Inventory, net	700,093
Employee receivable	5,000

Total Current Assets	1,584,435
PROPERTY AND EQUIPMENT, net	94,315
OTHER ASSETS	52,198

$1,730,948

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$447,498
Accrued liabilities	26,084
Customer deposits	25,709
Income tax payable	20,173
Notes payable—related party	20,610
Line of credit—related party	230,280
Current portion of capital lease obligations	2,711

Total Current Liabilities	773,065
CAPITAL LEASE OBLIGATIONS, less current portion	373

Total Liabilities	773,438

STOCKHOLDERS' EQUITY:
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding	—
Common stock, $.001 par value, 50,000,000 shares authorized, 8,555,021 shares issued and outstanding	8,555
Capital in excess of par value	2,273,756
Retained earnings (deficit)	(1,324,801)

Total Stockholders' Equity	957,510

$1,730,948

The accompanying notes are an integral part of this consolidated financial statement.

IMAGENETIX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended March 31,
	2003	2002
NET SALES	$3,409,058	$4,443,742
COST OF GOODS SOLD	2,148,331	3,089,661

GROSS PROFIT	1,260,727	1,354,081

EXPENSES:
General and administrative	803,944	660,272
Payroll expense	388,178	435,976
Consulting Expense	764,922	448,343

Total Expenses	1,957,044	1,544,591

LOSS FROM OPERATIONS	(696,317)	(190,510)

OTHER INCOME (EXPENSE):
Interest expense—related party	(79,322)	(66,479)
Interest expense	—	(1,374)
Other income	155	2,326

Total Other Income (Expense)	(79,167)	(65,527)

LOSS BEFORE INCOME TAXES	(775,484)	(256,037)
CURRENT TAX EXPENSE (BENEFIT)	—	—
DEFERRED TAX EXPENSE (BENEFIT)	—	—

NET LOSS	$(775,484)	$(256,037)

BASIC LOSS PER SHARE	$(.09)	$(.03)

The accompanying notes are an integral part of these consolidated financial statements.

IMAGENETIX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2003 and 2002

	Common Stock
			Capital in Excess of Par Value	Retained Earnings (Deficit)
	Shares	Amount
BALANCE, March 31, 2001	8,550,000	$8,550	$1,658,557	$(293,280)
Issuance of warrants to purchase 250,000 shares of common stock, related to obtaining a line of credit	—	—	97,896	—
Issuance of warrants to purchase 20,000 shares of common stock, for services rendered	—	—	5,556	—
Issuance of options to purchase 25,000 shares of common stock, for legal services	—	—	22,570	—
Issuance of options to purchase 100,000 shares of common stock, for services rendered	—	—	77,634	—
Net (loss) for the year ended March 31, 2002	—	—	—	(256,037)

BALANCE, March 31, 2002	8,550,000	8,550	1,862,213	(549,317)
Issuance of warrants to purchase 600,000 shares of common stock for consulting services rendered, April 2002	—	—	408,327	—
Exercise of warrants to purchase Common stock at $1.00 per share	21	—	21	—
Issuance of common stock for services valued at $3,200 or $.64 per share	5,000	5	3,195	—
Net (loss) for the year ended March 31, 2003	—	—	—	(775,484)

BALANCE, March 31, 2003	8,555,021	$8,555	$2,273,756	$(1,324,801)

The accompanying notes are an integral part of this consolidated financial statement.

IMAGENETIX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (Decrease) in Cash and Cash Equivalents

	For the Years Ended March 31,
	2003	2002
Cash Flows from Operating Activities:
Net loss	$(775,484)	$(256,037)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation & amortization expense	30,946	27,851
Non-cash expense	411,527	154,708
Change in allowance for bad debt	58,589	10,324
Change in allowance for obsolete inventory	53,000	—
Changes in assets and liabilities:
(Increase) in account receivable	(104,262)	(104,075)
(Increase) decrease in employee receivable	(5,000)	37,388
(Increase) decrease in inventory	287,516	(407,868)
Decrease in prepaid expenses	5,000	39,430
Decrease in other assets	32,947	26,534
Increase (decrease) in accounts payable	(65,495)	234,299
Increase in accrued liabilities	5,275	7,632
Increase (decrease) in customer deposits	(17,444)	11,283
(Decrease) in income tax payable	(1,957)	—

Net Cash (Used) by Operating Activities	(84,842)	(218,531)

Cash Flows from Investing Activities:
Acquisition of office equipment	(4,630)	(23,926)
Acquisition of other assets	(840)	(750)

Net Cash (Used) by Investing Activities	(5,470)	(24,676)

Cash Flows from Financing Activities:
Net proceeds from line of credit—related party	52,695	177,585
Payments on notes payable—related party	—	(113,134)
Proceeds on notes payable—related party	174	—
Proceeds from exercise of warrants	21	—
Payments on lease liabilities	(2,634)	(6,299)

Net Cash Provided by Financing Activities	50,256	58,152

Net Decrease in Cash	(40,056)	(185,055)
Cash at Beginning of Period	303,986	489,041

Cash at End of Period	$263,930	$303,986

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$29,239	$18,498
Income taxes	$—	$—

Supplemental Schedule of Non-cash Investing and Financing Activities:

        For the year ended March 31, 2003:

    In February 2003, the Company issued 5,000 shares of common stock for services rendered valued at $3,200, or $.64 per share.

    In April 2002, the Company issued warrants to purchase 600,000 shares of common stock at $1.10 per share to a consultant of the Company for services rendered. The fair value of the warrants was $408,327.

    In October 2001, the Company issued warrants to purchase 250,000 shares of common stock at $.70 per share to shareholders of the Company who provided a line of credit to the Company. Of the $97,896 fair value recorded for these warrants, $48,948 was recorded as interest expense in the year ended March 31, 2002 and $48,948 was recorded as interest expense in the year ended March 31, 2003.

        For the year ended March 31, 2002:

    In October 2001, the Company issued warrants to purchase 250,000 shares of common stock at $.70 per share to shareholders of the Company who provided a line of credit to the Company. Of the $97,896 fair value recorded for these warrants, $48,948 was recorded as interest expense and $48,948 as deferred expenses.

    In September 2001, the Company issued warrants to purchase 20,000 shares of common stock at $.70 per share. The Company recorded expense of $5,556 related to the granting of these warrants.

    In April 2001, the Company issued options to purchase 25,000 shares of common stock at $1.00 per share. The Company recorded legal expense of $22,570 related to the granting of these options.

    In April 2001, the Company issued options to purchase 100,000 shares of common stock at $.86 per share. The Company recorded expense of $77,634 related to the granting of these options.

The accompanying notes are an integral part of these consolidated financial statements.

IMAGENETIX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Organization—The accompanying consolidated financial statements represent the accounts of Imagenetix, Inc. ["Parent"] organized under the laws of the State of Nevada on March 28, 1988; and its subsidiary Imagenetix, Inc ["Subsidiary"] organized under the laws of the state of Colorado on July 26, 1996 and its subsidiary Imagenetix ["Imagenetix CA"] organized under the laws of the State of California on January 7, 1999, ["The Company"]. The Company is engaged in the business of developing and marketing nutritional supplements and skin care products.

        On March 23, 1999, Subsidiary completed an exchange agreement with Imagenetix CA wherein Subsidiary issued 3,900,000 shares of its common stock in exchange for all of the outstanding common stock of Imagenetix CA. The Acquisition was accounted for as a recapitalization of Imagenetix CA as the shareholders of the Imagenetix CA controlled the combined entity after the acquisition. There was no adjustment to the carrying values of the assets or liabilities of the Subsidiary or Imagenetix CA as a result of the recapitalization.

        During October 2000, the Subsidiary entered into a definitive merger agreement and plan of reorganization with Parent. The transaction was accounted for as a recapitalization of the Subsidiary, wherein the Subsidiary became a wholly owned subsidiary of the Parent. After giving effect to the preceding transaction, the parent had 8,550,000 shares of common stock, 3,183,750 warrants, and 525,000 options outstanding. In connection with the reverse acquisition, the Parent changed its name to Imagenetix, Inc.

        The Company has, at the present time, not paid any dividends, and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

        Consolidation—All significant intercompany transactions between the Parent and Subsidiary, and Subsidiary and Imagenetix CA have been eliminated in consolidation.

        Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

        Cash and Cash Equivalents—For purposes of the financial statements, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents. At various times throughout the year, the Company has exceeded federally insured limits. At March 31, 2003, the Company had $163,930 in cash balances in excess of federally insured limits.

        Accounts receivable—Accounts receivable are carried at the expected net realizable value. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there were a deterioration of a major customer's creditworthiness, or actual defaults were higher than historical experience, our estimates of the recoverability of amounts due to us could be overstated, which could have a negative impact on operations.

        Inventory—Inventory is carried at the lower of cost or market. Cost is determined by the first-in first-out method.

        Property and Equipment—Property and equipment are stated at cost. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, upon being placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed for financial statement purposes using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years.

        Trademarks—Costs of purchasing trademarks are amortized on a straight-line basis over 17 years.

        Stock Based Compensation—The Company accounts for its stock based compensation in accordance with Statement of Financial Accounting Standard ("SFAS") No. 123 "Accounting for Stock-Based Compensation." This statement establishes an accounting method based on the fair value of equity instruments awarded to employees as compensation. However, companies are permitted to continue applying previous accounting standards in the determination of net income with disclosure in the notes to the financial statements of the differences between previous accounting measurements and those formulated by the new accounting standard. The Company has adopted the disclosure only provisions of SFAS No. 123, and accordingly, the Company has elected to determine net income using previous accounting standards. Equity instruments issued to non-employees are valued based on the fair value of the services received or the fair value of the equity instruments given up which ever is more reliably measurable.

        Revenue Recognition—Revenue is recognized when the product is shipped. The Company evaluates whether an allowance for estimated returns is required based on historical returns. The Company has not had significant returns and accordingly, has not established an estimated allowance for returns at March 31, 2003.

        Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires an asset and liability approach for accounting for income taxes [See Note 11].

        Earnings (Loss) Per Share—The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings (Loss) Per Share" [See Note 12].

        Reclassification—The financial statements for periods prior to March 31, 2003 have been reclassified to conform to the headings and classifications used in the March 31, 2003 financial statements.

        Recently Enacted Accounting Standards—SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS No. 147, "Acquisitions of Certain Financial Institutions—an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123", were recently issued. SFAS 145, 146, 147 and 148 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2—ACCOUNTS RECEIVABLE

        Accounts receivable are carried at the expected realizable value. Accounts receivable consisted of the following:

March 31, 2003
Accounts receivable—trade	$729,325
Allowance for doubtful accounts	(113,913)

Accounts receivable, net	$615,412

        The Company has pledged its accounts receivable as collateral against a line of credit. [See Note 7]

NOTE 3—INVENTORY

        Inventory consists of the following at:

March 31, 2003
Raw Materials	$578,386
Finished product	50,913
Boxes, labels, tubes, & bottles	148,794
Reserve for obsolete inventory	(78,000)

Total Inventory	$700,093

        The Company has pledged its inventory as collateral against a line of credit. [See Note 7]

NOTE 4—PROPERTY AND EQUIPMENT

        The following is a summary of equipment, at cost, less accumulated depreciation:

March 31, 2003
Lease-hold improvements	$110,597
Office equipment	45,807
Leased equipment	21,341
Less accumulated depreciation	(83,430)

$94,315

        Depreciation expense for the year ended March 31, 2003 and 2002 was $29,365 and $22,738, respectively.

        The Company has pledged its property and equipment as collateral against a line of credit. [See Note 7]

NOTE 5—OTHER ASSETS

        The following is a summary of intangible assets which are included in "Other Assets" on the face of the balance sheet:

March 31, 2003
Trademarks	$8,866
Globestar	3,675
Less Amortization	(2,866)

$9,675

        For the year ended March 31, 2003 and 2002 amortization expense was $1,581 and $815, respectively.

        Deposits—The Company has also made deposits of prepaid rent for its corporate offices. At March 31, 2003 and 2002 the amounts included in "Other Assets" on the face of the balance sheet were $16,700 and $13,266, respectively.

        Prepaid expenses—At March 31, 2003, the Company has prepaid legal fees to two legal consultants in the amounts of $23,323 and $2,500, for a total of $25,823. The total of $25,823 is included in "Other Assets" on the face of the balance sheet.

NOTE 6—NOTES PAYABLE—RELATED PARTY

        The following is a summary of notes payable to related parties, as of:

March 31, 2002
10% unsecured note payable to an officer/shareholder, due July 20, 2003	$20,610

20,610
Less current portion	(20,610)

Long-term portion	$—

        The Company verbally negotiated an extension of the note originally due July 20, 2002. During the year ended March 31, 2003 and 2002 the Company recorded $2,127 and $1,753, respectively, for interest on notes payable. During April 2003, the Company repaid the note along with the $2,127 in related accrued interest

NOTE 7—LINE OF CREDIT—RELATED PARTY

        In October 2001, the Company entered into a line of credit agreement with two principal shareholders. The shareholders agreed to provide a line of credit in the amount of $1,000,000. The balance on the line of credit accrues interest at a rate of 12% per annum. The line of credit is for working capital needs and is secured with the Company's assets. The line of credit expired on September 30, 2002. The Company issued warrants to purchase 250,000 shares of common stock at $.70 per share to the shareholders as an incentive for the line of credit agreement. The warrants have a five- year life and vested immediately. The warrants were valued at $97,896 and are being amortized over the life of the line of credit.

        At March 31, 2003, the balance owing on the line of credit was $230,280. During the year ended March 31, 2003 and 2002 the Company recorded interest expense of $25,295 and $7,765 in connection with the line.

        The Company has verbally negotiated extension of terms on the line of credit. The verbal agreement changes the terms on the line of credit to a month to month basis.

NOTE 8—LEASES OBLIGATIONS

        Capital Lease—The following schedule details equipment purchased under capital leases as of:

March 31, 2003
Leased equipment	$21,341
Less accumulated depreciation	(16,686)

$4,655

        Depreciation expense on capital leases for the year ended March 31, 2003 and 2002 amounted to $4,257 and $3,205, respectively.

        Total future minimum lease payments and current portion of capital lease obligations are as follows:

March 31,	Principal Payments
2004	$2,990
2005	378
2006	—
2007	—
2008	—

3,368
Less: Interest and other fees	(284)

3,084
Less: current portion	2,711

Capital lease obligations—long-term	$373

        Operating Lease—The Company has entered into a building lease for its office. The lease on the facility expired on December 31, 2002, and was extended by mutual agreement for an additional three years. Lease expense for the years ended March 31, 2003 and 2002 amounted to $160,091 and

$175,472, respectively. The following is a schedule of minimum annual rental payments for the next five years.

March 31,	Minimum Annual Rental Payments
2004	$200,400
2005	208,200
2006	216,600
2007	—
2008	—

$625,200

        Sublease—The Company verbally entered into a building sublease agreement with a legal consultant of the Company, wherein the consultant would share some of the Company's office space. The agreement is for $1,600 per month on a month-to-month basis. At March 31, 2003, the Company has recorded $23,323 in prepaid legal services.

NOTE 9—COMMITMENTS AND CONTINGENCIES

        Consulting agreement—The Company entered into a spokesperson agreement with Tony and Alicia Gwynn on April 16, 2001. Under the agreement Tony and Alicia Gwynn agreed to endorse the Company's products through personal appearances, video, television, and print ads for a period of two years. The agreement calls for payment of $28,000 in April 2001 and payments of $6,000 per month for twenty-four months for a total of $172,000 over the two-year period. The Company also issued options to purchase 100,000 shares of common stock exercisable at $.86 per share. The options vest immediately and are scheduled to be exercisable at 50,000 on April 15, 2002 and 50,000 on April 15, 2003. The Company recorded the fair value of $77,634 for the options as marketing expense. The Company also issued options to purchase 25,000 shares of common stock at $1.00 per share, to an attorney, which vest immediately and expire after a five-year period. The fair value of $22,570 has been recorded as legal expense.

        During the year ended March 31, 2003 and 2002, the Company expensed $72,000 and $182,204, respectively, related to this agreement.

        Contingencies—The Company is involved in litigation from time to time in the normal course of business. Management believes there are no such claims, which would have a material effect on the financial position of the Company.

        Other agreements—The Company routinely enters into contracts and agreements with suppliers, manufacturers, consultants, product marketing, and sales representatives in the normal course of doing business. These agreements are generally short term and are normally limited to specific products and marketing opportunities.

NOTE 10—CAPITAL STOCK

        Preferred Stock—The Company has authorized 5,000,000 shares of preferred stock, $.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors. No shares are issued and outstanding at March 31, 2003.

        Common Stock—The Company has authorized 50,000,000 shares of common stock at $.001 par value. At March 31, 2003, the Company had 8,555,021 shares of common stock issued and outstanding.

        During February 2003, the Company authorized the issuance of 5,000 shares of common stock to a consultant for services rendered valued at $3,200, or $.64 per share.

        During July 2002, the Company issued 21 shares of common stock for proceeds of $21. The shares were issued upon a shareholder exercising warrants at $1.00 per share.

        Stock Bonus Plan—During the year ended March 31, 2000, the board of directors of the Company adopted a stock bonus plan. The plan provides for the granting of awards of up to 724,500 shares of common stock to officers, directors, consultants and employees. Awards under the plan will be granted as determined by the board of directors. At present, 499,500 shares have been granted under the plan.

        Warrants—A summary of the status of the warrants granted under various agreements at March 31, 2003 and 2002, and changes during the years then ended is presented below:

	March 31, 2003		March 31, 2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	3,578,750	$1.24	3,283,750	$1.28
Granted	600,000	$1.10	295,000	$.82
Exercised	21	1.00	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at end of Period	4,178,729	$1.22	3,578,750	$1.24

Weighted average fair value of options granted during the year	600,000	$.68	295,000	$.38

        The fair value of warrants granted is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the years ended March 31, 2003 and 2002 risk-free interest rates of 4.01% and 4.82%, expected dividend yields of zero, expected life of 5 years, and expected volatility 116% and 66%, respectively.

        A summary of the status of the warrants granted under the various agreements at March 31, 2003, are presented in the table below:

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$.70	250,000	3.5 years	$.70	250,000	$.70
$1.00—1.10	3,053,729	2.8 years	$1.05	3,053,729	$1.05
$1.75—2.00	875,000	2.5 years	$1.96	875,000	$1.96

	4,178,729			4,178,729

        Warrants to purchase 1,483,729 shares at $1.00 per share, 750,000 shares at $2.00 per share and 125,000 shares at $1.75 per share are redeemable at $.01 per warrant at the option of the Company if there is an effective registration of the securities and the closing bid or selling price of the Company's common stock for 10 consecutive trading days equal three times the exercise price of the warrants.

        During the year ended March 31, 2003, the Company granted warrants to purchase 600,000 common shares at $1.10 per share to a consultant for services valued at $408,327.

        During July 2002, the Company issued 21 shares of common stock upon a shareholder exercising Class A warrants to purchase common stock at $1.00 per share.

        Stock Option Plan—In October 2000, the Company adopted a Stock Option Plan which provides for the granting of stock options intended to qualify as "incentive stock option" and "nonqualified stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986. Under the Plan, stock options may be issued to any officer, director, key employees, or consultants.

        Stock Options—During the period presented in the accompanying financial statements, the Company has granted options under the 2000 Stock Option Plan (the Plan), and other agreements. The Company accounts for stock options in accordance Statement of Financial Accounting Standards No. 123. "Accounting for Stock-Based Compensation." For stock options issued to employees and directors the Company has elected the disclosure-only provisions of SFAS 123. Options issued to all others are valued at their fair values and expensed over their respective vesting periods.

        A summary of the status of the options granted under the Company's 2000 stock option plans and other agreements at March 31, 2003 and 2002, and changes during the years then ended is presented below:

	March 31, 2003		March 31, 2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of period	650,000	$1.44	525,000	$1.57
Granted	—	—	125,000	$.89
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—

Outstanding at end of Period	650,000	$1.44	650,000	$1.44

Weighted average fair value of options granted during the year	—	$—	125,000	$.80

        The fair value of warrants granted is estimated on the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the year ended March 31, 2002, risk-free interest rates of 4.76% expected dividend yields of zero, expected life of 5 years, and expected volatility 143%.

        A summary of the status of the options granted under the stock option plan and other agreements at March 31, 2003, are presented in the table below:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$.86—1.00	350,000	2.7 years	$.96	300,000	$.98
$2.00	300,000	7.4 years	$2.00	300,000	$2.00

	650,000			600,000

        During the year ended March 31, 2002, the Company granted options to purchase 125,000 common shares at $.86 to $1.10 per share to consultants for services valued at $100,204.

NOTE 11—INCOME TAXES

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109. SFAS No. 109 requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards. The Company has a federal net operating loss carryover of approximately $454,000 and a state net operating loss carryover of approximately $557,000 at March 31, 2003.

        At March 31, 2003 and 2002, the total of all deferred tax assets was approximately $276,000 and 139,000, respectively. The total of all deferred tax liabilities was $0 and $0, respectively. The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards the Company has established a valuation allowance of approximately $276,000. The net change in the valuation allowance for the year ended March 31, 2003 was an increase of approximately $137,000.

        The temporary differences gave rise to the following deferred tax asset (liability):

	March 31, 2003	March 31, 2002
Excess of tax over financial accounting depreciation	$10,683	$8,854
Allowance for obsolete inventory	31,071	9,959
Allowance for bad debt	45,377	13,942
Net operating loss carryover—state	32,509	43,366
Net operating loss carryover—federal	154,232	217,482
Contribution carryover	1,898	1,699

        The reconciliation of income tax from continuing operations computed at the U.S. federal statutory tax rate to the Company's effective rate is as follows for the year ended:

	March 31, 2003	March 31, 2002
Computed tax at the expected
federal statutory rate	34.00%	34.00%
State income taxes, net of federal benefit	5.83	5.83
Compensation due to options/warrants	(23.48)	(22.09)
Valuation allowance	(17.67)	(18.99)
Other	1.32	1.25

Effective income tax rates	0.00%	0.00%

        The components of federal income tax expense from continuing operations consisted of the following for the year ended:

	March 31, 2003	March 31, 2002
Current income tax expense:
Federal	$—	$—
State	—	—

Net current tax expense	$—	$—

Deferred tax expense (benefit) resulted from:
Excess of tax over financial accounting depreciation	$(7,188)	$(5,359)
Contribution carryover	(418)	(219)
Net operating loss	(84,954)	(159,060)
Valuation allowance	137,010	156,542
Allowance for obsolete inventory	(21,112)	156,542
Allowance for bad debts	(23,338)	8,096

Net deferred tax expense	$—	$—

        Deferred income tax expense results primarily from the reversal of temporary timing differences between tax and financial statement income.

NOTE 12—LOSS PER SHARE

        The following data show the amounts used in computing (loss) per share of common stock for the period presented:

	For the Year Ended March 31,
	2003	2002
Loss available to common shareholders (Numerator)	$(775,484)	$(256,037)

Weighted average number of common shares outstanding used in loss per share during the period (Denominator)	8,550,616	8,550,000

        Diluted earnings (loss) per share were not presented as its effect would be anti-dilutive. At March 31, 2003, the Company had options to purchase 650,000 shares of common stock at prices ranging from $.70—$2.00 per share and warrants to purchase 4,178,729 shares of common stock at prices ranging from $1.10—$2.00 per share that were not included in the computation of loss per share because their effects are anti-dilutive.

NOTE 13—RELATED PARTY TRANSACTIONS

        Sales—During the year ended March 31, 2003, a customer in which the President of the Company owns approximately 15%, accounted for approximately 10% of the Company's total sales.

        Notes payable—An officer of the Company has provided a loan to the Company, which has a principal balance of $20,610 and accrued interest of $2,127 at March 31, 2003. During the year ended March 31, 2003 and 2002, the Company expensed $2,127 and $1,753, respectively in interest expense on the note payable to the related party.

        Line of credit—Two shareholders of the Company agreed to provide the Company with a $1,000,000 line of credit. The balance of the line of credit accrues interest at a rate of 12% per annum and expired in September 2002. At March 31, 2003, the line of credit had a balance of $230,280. During the year ended March 31, 2003 and 2002, the Company expensed $25,295 and $7,765, respectively in interest related to the line of credit. The Company also expensed $97,896 as interest expense related to warrants issued related to the line of credit agreement. [See Note 7]

NOTE 14—CONCENTRATIONS

        Sales—During the year ended March 31, 2003, the Company had three significant customers which accounted for 46%, 10%, and 10% and of sales.

        During the year ended March 31, 2002, the Company had one significant customer which accounted for 57% of sales.

        Supplier—The Company also has a single source and exclusive supplier arrangement with the supplier of a specific raw material, which is used as part of products which accounts for approximately 80% of the Company's sales. The interruption of raw materials provided by this supplier or the loss of a significant customer would adversely affect the Company's business and financial condition.

        Accounts Receivable—At March 31, 2003, the Company had two customers which accounted for 50% and 21% of the Company's accounts receivable balances.

NOTE 15—SUBSEQUENT EVENTS

        Subsequent to the year ended March 31, 2003, the Company paid the remaining note payable balance of $20,110 owed to the president and shareholder of the Company with related accrued interest of approximately $2,127.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
PRICE RANGE OF COMMON STOCK
USE OF PROCEEDS
DILUTION
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK
SELLING STOCKHOLDERS
RELATED PARTY AND OTHER MATERIAL TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INDEPENDENT AUDITORS' REPORT
IMAGENETIX, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEET
IMAGENETIX, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
IMAGENETIX, INC. AND SUBSIDIARY CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED MARCH 31, 2003 and 2002
IMAGENETIX, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS Increase (Decrease) in Cash and Cash Equivalents
IMAGENETIX, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS